UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                          CYANOTECH CORPORATION
               -------------------------------------------
                            (Name of Issuer)

                 Common Stock, par value $.005 per share
                   ----------------------------------
                     (Title of Class of Securities)


                                232 437-2
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                  5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                            November 21, 1994
                        -------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232 437-2

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent"))
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     699,730 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent)(ACY holds 139,946 shares of Series C Preferred Stock, each share of which is convertible into 5 shares of common stock)

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     699,730 (held by American Cyanamid Company ("ACY"), a subsidiary of Parent)(ACY holds 139,946 shares of Series C Preferred Stock, each share of which is convertible into 5 shares of common stock)

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     699,730

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $.005 per share (the "Common Stock") of Cyanotech Corporation, a Nevada corporation ("Cyanotech"), which has its principal executive offices 73-4460 Queen Kaahumanu Hwy., Suite 102, Kailua-Kona, Hawaii 96740

     American Home Products Corporation, a Delaware corporation ("Parent"), acquired beneficial ownership of the Common Stock reported hereby when it acquired a majority interest in American Cyanamid Company, a Maine corporation ("ACY"), pursuant to a tender offer which was completed in November 1994. It has recently come to the attention of Parent that inadvertently, a Statement on Schedule 13D had not been previously filed by ACY. However, ACY's holdings of Common Stock has been a matter of public record, and, in fact, has been reported in the proxy statement of Cyanotech on an annual basis.

Item 2.   Identity and Background.
          -----------------------

     This statement is being filed by Parent which has its principal executive offices at Five Giralda Farms, Madison, New Jersey 07940.

     Parent is one of the world leaders in prescription drugs, packaged medicines, medical supplies and instrumentation, agricultural chemicals, over the counter medications and food products. Through its subsidiaries and divisions, Parent is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular and metabolic therapies, central nervous system drugs, anti-inflammatory agents, vaccines and infant nutritionals.

     ACY was acquired by Parent in 1994 through a tender offer and merger (as more fully described below in Item 3) which was completed on December 30, 1994. ACY was the surviving entity of the merger and remains a wholly-owned operating subsidiary of Parent.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of Parent, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

     Neither Parent nor, to their best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The ownership of the Common Stock by Parent reported hereby did not arise as a result of the direct purchase of such Common Stock.

     Pursuant to the tender offer to purchase all outstanding shares of ACY common stock commenced on August 10, 1994, the Agreement and Plan of Merger, dated August 17, 1994, as amended (the "Merger Agreement") among Parent, AC Acquisition Corp.(a former wholly-owned subsidiary of AHP and is referred to herein as "AC Acquisition") and ACY, which is attached hereto as Exhibit I and incorporated herein by reference, and the purchase of shares at the expiration of the tender offer on November 21, 1994, AC Acquisition became the majority shareholder of ACY accepting for purchase approximately 96% of the outstanding ACY stock. On December 30, 1994, following approval of the merger at a special meeting of the stockholders of ACY, AC Acquisition was merged with and into ACY and is no longer in existence. As a result, Parent may be deemed to be the indirect beneficial owner of the 699,730 shares of Cyanotech Common Stock held by ACY.

Item 4.   Purpose of Transaction.
          ----------------------

     As described under Item 3, above, Parent acquired the Cyanotech Common Stock reported hereby (which was originally acquired by ACY in February 1991) indirectly upon consummation of the tender offer for shares of ACY common stock and the merger. Parent intends to continuously review its investment in Cyanotech. In reaching any decision with respect to such investment, Parent will take into consideration various factors, such as Cyanotech's business and prospects, the obligations of ACY under any agreements between ACY and Cyanotech, other developments concerning Cyanotech, other investment opportunities available to Parent, and general economic and market conditions. Depending on the result of its review of such factors, Parent may decide to purchase additional equity securities of Cyanotech, or Parent may decide to dispose of all or a portion of such securities (whether now or hereafter held), in each case, subject to the terms and conditions of agreements between ACY and Cyanotech.

     Except as set forth above or in any other item hereof, Parent does not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     As of November 21, 1994, Parent became the indirect beneficial owner of the equivalent of 699,730 shares of Cyanotech Common Stock and, as a result, Parent is the beneficial owner of approximately 6.9% of the outstanding Common Stock. ACY currently holds 139,946 shares of Series C Preferred Stock, each share of which is convertible into 5 shares of Common Stock until February 23, 2000, after which the conversion feature is no longer available. Holders of Series C Preferred Stock have voting rights equal to the number of shares of Common Stock into which such stock is convertible and has a preference in liquidation over all other series of preferred stock. In addition, holders of Series C Preferred Stock are entitled to 8% cumulative annual dividends at the rate of $.40 per share and consent of Series C Preferred Stock is required to change the rights of such holders or for Cyanotech to sell substantially all of its assets.

     (a) Except as set forth herein, Neither Parent nor, to its best knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

     (b) Parent through ACY has the power to vote all of the Common Stock it beneficially owns.

     (c) Except as set forth herein, no transactions were effected in Common Stock during the past sixty (60) days by Parent, or, to the best of its knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).

     (d) Neither Parent, nor, to its best knowledge, any of the persons named on Attachment A attached hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by Parent other than other wholly-owned subsidiaries of Parent.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
Relationships with Respect to Securities of the Issuer.
------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Cyanotech except as referred to or described in this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit I Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition and ACY (the "Merger Agreement").

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 8, 1995


                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President-Finance

                                                      Attachment A

                   Executive Officers and Directors of
                    American Home Products Corporation
                    ----------------------------------

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.

EXECUTIVE OFFICERS            Position; Present Principal Occupation
------------------            --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Paul J. Jones                 Vice President and Comptroller

Rene R. Lewin                 Vice President - Human Resources

E. Thomas Corcoran            Vice President

Thomas M. Nee                 Vice President - Taxes

David Lilley                  Vice President (British Citizen)

William J. Murray             Vice President


DIRECTORS                     Position; Present Principal Occupation
-----------                   --------------------------------------

Clifford L. Alexander, Jr.    President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

Robert G. Blount              (as described above)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick               Dean, Fordham University
Fordham University            School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Fred Hassan                   (as described above)

John P. Mascotte              Chairman and Chief Executive Officer of The
                              Continental Corporation

Mary Lake Polan, M.D.         Chairman and Professor, Department of Obstetrics
                              and Gynecology Stanford University School of
                              Medicine

John R. Stafford              (as described above)

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley               President, Chief Executive Officer and
Wm. Wrigley, Jr. Company      member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue     Company (international manufacturer of
Chicago, Illinois 60611       chewing gum products)

                               Exhibit Index
                               -------------



Exhibit I Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition and ACY (the "Merger Agreement").